Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
          The information presented, which includes an email from TD Banknorth sent to TD Bank Financial Group employees, TD Banknorth employees and Commerce Bancorp, Inc. employees on November 14, 2007, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and Commerce Bancorp, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
          The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on November 13, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above referenced Registration Statement on Form F-4, which was filed with the SEC on November 13, 2007, and other relevant materials to be filed with the SEC when they become available.

EMAIL SENT TO TD BANK FINANCIAL GROUP EMPLOYEES, TD BANKNORTH EMPLOYEES AND COMMERCE BANCORP, INC. EMPLOYEES ON NOVEMBER 14, 2007

To:	TDBFG AVPs and Above
TD Banknorth SVPs and Above
Commerce Senior Management

From:	Bharat Masrani, President and CEO, TD Banknorth

Date:	November 14, 2007

Re:	Continuing the Journey — Integration Committee Announcements
Please share with your teams.
As we move forward to create a truly unique North American financial institution, I am pleased to update you on the next important step on our journey, specifically, the naming of chairs and co-chairs to head up the Integration Committees that will be responsible for developing detailed integration plans.
The acquisition of Commerce is not your typical acquisition — it is about creating a North American powerhouse! It’s about accelerating our growth, enhancing Customer service, and providing employees with the opportunity to work in an organization that continually strives to WOW! the Customer at every chance.
How are we going to do it? By attacking new markets, attracting new Customers, accelerating our asset gathering capabilities and cross selling additional products and services, such as wealth management, through our expanded network of over 1,000 stores/branches in the U.S.
And we’ll do this as we strive to realize the expected synergies from a combined company.
Integration Objectives
Over the next several weeks, the Integration Committees will be establishing their workplans and team membership from across TDBFG, TD Banknorth and Commerce. Although the work of the Integration Committees will differ, all will have a common set of objectives including:
•	An unparalleled and outstanding Customer experience centered around service and convenience at both Commerce and TD Banknorth

•	Creation of a single operating model in the U.S. for Retail and Commercial Banking

•	Completing the operational conversion within 12-18 months of closing

•	Finding, getting, keeping and cross selling more products to more Customers

•	Delivering on our financial commitments

•	Creating an employee experience that engages our employees and keeps them informed through regular communication
The committee chairs/co-chairs will meet later this week to start mapping out the work that lies ahead. As we move forward, it is critical for our Customers, our employees and our shareholders that we get this right — and I am confident that with everyone’s support we will.
Integration: Your role as leaders
In the coming months, there will undoubtedly be many changes as we plan to most effectively meet our Customers’ needs and the needs of a $460 billion global company. Change can be unsettling — I recognize that. But change can also create exciting opportunities. For those either directly or indirectly touched by the integration planning, I encourage you to talk to your employees. Assure them that we will share major decisions as soon as possible. In the meantime, make sure they understand that nothing will happen overnight and that we need to all stay focused on meeting or exceeding our Customers’ expectations.

Driving the integration and moving us forward: The Integration Structure
You will recall that in Ed’s note at the end of October, he talked about the framework to drive the integration planning. The Executive Decisioning Committee (EDC) is the key decision making body for the integration planning and is responsible for enhancing the Customer and employee retention experiences, and keeping key stakeholders informed. The EDC is composed of myself as Chair, Dennis DiFlorio, Chairman, Commerce Bancorp, Bob Falese, President and CEO, Commerce, and John Fridlington, EVP Commercial Banking and Chief Lending Officer, TD Banknorth.
We also have established an Integration Office (IO) which is responsible for making integration planning recommendations to the EDC and for implementing those recommendations when appropriate. The IO will also ensure that all decisions are aligned with the integration principles, our business strategies and our desire to become a truly North American bank.
Chaired by Carol Mitchell, EVP and Chief Administrative Officer, TD Banknorth, membership includes Steve Boyle, EVP and Chief Financial Officer, TD Banknorth, Teri Currie, EVP Human Resources, TDBFG, John Davies, SVP, Corporate Operations, TDBFG and EVP, Integration Project Management Office, TD Banknorth, Fred Graziano, President, Regional Banking, Commerce, Suzanne Poole, EVP Retail Distribution, TD Banknorth, and Linda Verba, EVP Retail Operations, Commerce.
Carrie Russell, VP North American Capability, TDBFG will participate in the IO to provide a North American perspective as integration decisions are made. David Sloan, SVP and Chief Auditor, TDBFG will attend the meetings as will Dianne Salt, SVP, Corporate and Public Affairs, TDBFG, given the ongoing commitment to communications.
Reporting to the IO, the chairs/co-chairs of the Integration Committees heading up both Customer Segment Teams and Specialized Delivery Teams will lead the development and execution of detailed integration plans. Attached is a list of chairs/co-chairs of the various Integration Committees. In a few instances we have named additional members as well. In the coming weeks, chairs and co-chairs of the Integration Committees will be naming members from across TDBFG, TD Banknorth and Commerce to ensure that we tap into the best of the best that each company has to offer.
These are incredibly exciting times at TD Bank Financial Group, TD Banknorth and Commerce. We are on a journey to create a truly unique North American financial services powerhouse built around the Customer. I am confident of our success and know that I can count on everyone involved in the integration as we begin the challenging, but rewarding, work of planning the integration of our three companies.

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the

2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration. The Toronto-Dominion Bank and Commerce Bancorp, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East, Cherry Hill, NJ 08034-5400, 1-888-751-9000.
The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on November 13, 2007 Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above referenced Registration Statement on Form F-4, which was filed with the SEC on November 13, 2007, and other relevant materials to be filed with the SEC when they become available.